____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/ME No. 07.689.002/0001-89

NIRE 35.300.325.761

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 26, 2022

Date, Time and Place: On April 26, 2022, at 10am, (“Company” or “Embraer”), exclusively by digital means, through the Microsoft Teams electronic platform, pursuant to CVM Instruction no. 481/2009, as amended (“ICVM 481”), deemed to have been held at the Company's headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170.

Previous Publications: First call notice published in the editions of March 26, 29 and 30, 2022, of the newspaper O Vale (pages 12, 6 and 3) and of Valor Econômico (pages A8, A18 and A6). The Financial Statements, the Management Report, the Independent Auditors’ Opinion, the Fiscal Council’s Opinion and the Audit, Risk and Ethics Committee’s Opinion related to the fiscal year ended on December 31, 2021 were published on March 10, 2022 in the newspapers O Vale (pages 1 to 16) and Valor Econômico (exclusively in digital format).

Composition of the Presiding Table: The Chairman of the Company’s Board of Directors, Alexandre Gonçalves Silva, in accordance with Section 23 of the Bylaws, assumed as chairman of the Shareholders’ Meeting, having invited the Executive Vice-President, General Counsel & Chief Compliance Officer, Fabiana Klajner Leschziner, to act as secretary of the meeting and, to compose the presiding table, the President and Chief Executive Officer, Francisco Gomes Neto and the Executive Vice President, Finance and Investor Relations, Antonio Carlos Garcia.

Attendance: Shareholders representing 48.2% of the Company's capital stock were present, as evidenced (i) by the attendances registered by means of the electronic platform made available by the Company, pursuant to ICVM 481, and (ii) by the valid distance voting ballots received through the B3 Central Depository, the bookkeeping agent for the shares issued by the Company and directly by the Company, in accordance with CVM regulations. The meeting was also attended by the representative of the Audit, Risk and Ethics Committee, João Cox Neto, by Ivan Mendes do Carmo, chairman of the Fiscal Council, and by Mr. Rafael Alvim Guimarães, as representative of PricewaterhouseCoopers.

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Cont. of the Minutes of the ASM of Embraer S.A. held on April 26, 2022

Initial Clarifications: Initially, the Chairman of the Board reminded those present that the counting of votes shall be carried out in accordance with the Bylaws.

Agenda: To resolve on:

1.	To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2021;
2.	To review and resolve on the allocation of income for the fiscal year ended December 31, 2021;
3.	To elect the members of the Fiscal Council;
4.	To determine the aggregate annual compensation of the Company’s management; and
5.	To determine the compensation of the members of the Fiscal Council.

Reading of Documents, Receipt of Votes, Drawing up and Publication of the Minutes: As proposed by the Presiding Table, (i) the reading of the Call Notice and the Manual and Management’s Proposal was waived, as they are fully known to the shareholders, as well as the reading of the consolidated voting map of the remote votes, adjusted after application of the voting limitation rules pursuant to the Company's Bylaws, the referred to map having been published by the Company; and (ii) It is hereby recorded that the minutes of this Meeting shall be drawn up in summary form, in accordance with the provisions of Paragraph 1 of Article 130 of Law No. 6,404/76 (“Corporation Law”). In addition, the publication of the minutes of this Meeting omitting the signatures of the shareholders in attendance was approved, in accordance with the provisions of Paragraph 2 of Article 130 of Law No. 6,404/76. This proposal received 16.753.943 approvals, 0 abstentions and 0 rejections.

Resolutions: After analyzing and discussing the matters included in the Agenda, the Shareholders resolved:

1.               To approve the Management's annual report and accounts, as well as the financial statements for the fiscal year ended December 31, 2021, accompanied by the opinions of the independent auditors (PricewaterhouseCoopers), the Fiscal Council and the Audit, Risks and Ethics Committee.

This proposal received 7.818.974 abstentions, 71.434.597 approvals and e 76.903 rejections.

2.               To approve the allocation of income for the fiscal year ended December 31, 2021, as follows: Absorption of the loss for the fiscal year in the amount of R$ 274,819,250.28, as well as the loss generated by the adjustment of the previous fiscal year recorded in the amount of R$ 127,188,371.99, totaling R$ 402,007,622.57, to be recorded as “Accumulated Losses” in the Company’s Shareholders’ Equity.

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Cont. of the Minutes of the ASM of Embraer S.A. held on April 26, 2022

This proposal received 5.145.747 abstentions, 74.173.997 approvals and 10.730 rejections.

3.               To elect the following effective members and respective alternates to compose the Company's Fiscal Council:

Ivan Mendes do Carmo, Brazilian, divorced, economist, bearer of Identity Card RG No. 584.786-SSP/DF and enrolled with the CPF/ME under No. 279.786.131-00, residing and domiciled in the City of Brasília, Federal District, with business address in the same city, at SEP Sul, Quadra 702/902, Conj. B, Bloco A, Edifício General Alencastro, 1st floor, Asa Sul, CEP 70390-025, as an effective member and Chairman of the Fiscal Council, and Tarcísio Luiz Silva Fontenele, Brazilian, married, lawyer, bearer of Identity Card RG No. 616.088-SSP/DF and enrolled with the CPF/ME under No. 265.672.021-49, residing and domiciled in the City of Brasília, Federal District, with a business address in the same city, at SEP Sul, Quadra 702/902, Lote B, Bloco A, Edifício General Alencastro, 1st floor, CEP 70390-025, as his respective alternate; José Mauro Laxe Vilela, Brazilian, married, economist, bearer of Identity Card No. 80.796.046-3--IPF/RJ and enrolled with the CPF/ME under No. 102.631.287-68, residing and domiciled in the City of Niterói, State of Rio de Janeiro, at Alameda Carolina 18, apt. 502, Icaraí, CEP 24230-140, as an effective member and Vice-Chairman of the Fiscal Council, and Wanderley Fernandes da Silva, Brazilian, married, accountant, bearer of Identity Card RG No. 09757043-6-IFP/RJ and enrolled with the CPF/ME under No. 028.343.127-02, residing and domiciled in the City and State of Rio de Janeiro, with business address at Rua Aníbal de Mendonça 27 – 2nd floor - Ipanema - Rio de Janeiro, RJ - CEP 22.410-050, as his respective alternate; Otavio Ladeira de Medeiros, Brazilian, married, public servant, bearer of Identity Card RG No. 1.473.608 – SEP-DF and enrolled with the CPF/ME under No. 065.675.548-27, residing and domiciled in the City of Brasília, Federal District, Rua SMPW 19, Conj.2 Lote 5, Casa B , CEP 71.742-002, as an effective member of the Fiscal Council, and Adriano Pereira de Paula, Brazilian, married , public servant, bearer of Identity Card RG No. 55.562.102 – IFP-RJ and enrolled with the CPF/ME under No. 743.481.327-04, residing and domiciled in the City of Brasília, Federal District, as his respective alternate; and Mario Ernesto Vampré Humberg, Brazilian, married, economist, bearer of Identity Card RG No. 13.577.292 SSP/SP and enrolled with the CPF/ME under No. 057.161.178-80, residing and domiciled at Rua Caraça, 251 – São Paulo, São Paulo, SP, as an effective member of the Fiscal Council, and Carla Alessandra Trematore, Brazilian, in a common-law marriage, accountant, bearer of Identity Card RG No. 21.880.357-6 – SSP-SP and enrolled with the CPF/ME under No. 248.855.668-86, residing and domiciled at Rua Apinajés 868, apt 71 Perdizes – São Paulo – SP, CEP 05017-000, as his respective alternate.

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Cont. of the Minutes of the ASM of Embraer S.A. held on April 26, 2022

The elected members of the Fiscal Council shall take office within the period referred to in article 149 of Law No. 6,404/76, with a term of office until the Annual Shareholders’ Meeting to be held in 2023, and they have declared to the Company that they do not have any legal impediment that prevents them from being elected or taking office.

This resolution received the following votes: 383.012 abstentions, 55.997.483 votes on the slate proposed by the management and 22.949.978 votes on the alternative slate.

4.               To determine the aggregate annual compensation of the management in the amount of R$ 72,000,000.00, for the period from May 2022 to April 2023.

This proposal received 6.007.735 abstentions, 73.206.422 approvals and 116.317 rejections.

5.               To approve the monthly compensation of the Chairman of the Fiscal Council in the amount of R$16,666.67 and the individual monthly amount of R$15,000.00 for the other effective members of the Fiscal Council for the period from May 2022 to April 2023, with a increase of R$1,500.00 in the individual compensation of each member of the Fiscal Council, in compliance with the legislation in force.

This proposal received 12.411.482 abstentions, 62.015.209 approvals and 4.903.782 rejections.

Closing: There being no further matters to discuss, the Chairman thanked everyone for their presence and adjourned the meeting for the drafting of these minutes, which, after being approved, were considered signed by the shareholders whose distance voting ballot were deemed valid by the Company and by the shareholders who registered their attendance through the electronic platform made available by the Company, in accordance with ICVM 481.

São José dos Campos, April 26, 2022.

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Cont. of the Minutes of the ASM of Embraer S.A. held on April 26, 2022

Alexandre Gonçalves Silva

Chairman

Fabiana Klajner Leschziner

Secretary

Page | 5

Cont. of the Minutes of the ASM of Embraer S.A. held on April 26, 2022

Present Shareholders:

JPMORGAN CHASE BANK

BNDESPAR

TEMPO CAPITAL

MARMARA CONSULT E ADM DE BENS PROPRIOS EIRELI

SANTANDER FI IBrX ACOES

SANTANDER PREV AÇÕES IBOVESPA ATIVO FI

SANTANDER FI IBOVESPA ATIVO INSTITUCIONAL ACOES

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

DIMENSIONAL EMERGING MKTS VALUE FUND

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

IBM 401 (K) PLUS PLAN

MANAGED PENSION FUNDS LIMITED

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

THE MONETARY AUTHORITY OF SINGAPORE

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

BLAKROCK GLOBAL ALLOCATION FUND INC

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

WASHINGTON STATE INVESTMENT BOARD

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC

BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC

STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV

FORD MOTOR CO DEFINED BENEF MASTER TRUST

INTERNATIONAL MONETARY FUND

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

UTAH STATE RETIREMENT SYSTEMS

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK GLOBAL FUNDS - S. GLOBAL SMALLCAP FUND

Page | 6

Cont. of the Minutes of the ASM of Embraer S.A. held on April 26, 2022

BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND

ISHARES PUBLIC LIMITED COMPANY

BLACKROCK GLOBAL ALLOCATION FUND (AUST)

KAISER FOUNDATION HOSPITALS

CHEVRON UK PENSION PLAN

SUNSUPER SUPERANNUATION FUND

SPDR SP EMERGING MARKETS ETF

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST

IVESCO FTSE RAFI EMERGING MARKETS ETF

ISHARES MSCI EMERGING MARKETS SMALL CAP ETF

COLLEGE RETIREMENT EQUITIES FUND

TACAMI FIM PREVIDENCIARIO

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

ISHARES III PUBLIC LIMITED COMPANY

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

AMERICAN HEART ASSOCIATION, INC.

ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND

LVIP BLACKROCK ADVANTAGE ALLOCATION FUND

STICHTING PGGM DEPOSITARY

MISSOURI LOCAL GOVERNMENT EMPLOYEES RETIREMENT SYSTEM

KAISER PERMANENTE GROUP TRUST

SCHWAB EMERGING MARKETS EQUITY ETF

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND

ISHARES MSCI BRAZIL SMALL CAP ETF

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP

CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO

DELA DEPOSITARY ASSET MANAGEMENT B.V.

QIC INTERNATIONAL EQUITIES FUND

FIRST TRUST BRAZIL ALPHADEX FUND

SSGA SPDR ETFS EUROPE I PLC

ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO

JNL/BLACKROCK GLOBAL ALLOCATION FUND

Page | 7

Cont. of the Minutes of the ASM of Embraer S.A. held on April 26, 2022

MIP ACTIVE STOCK MASTER PORTFOLIO

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

VANGUARD FUNDS PUBLIC LIMITED COMPANY

MERCER QIF FUND PLC

WATER AND POWER EMPLOYEES RETIREMENT PLAN

BNYM MELLON CF SL ACWI EX-U.S.IMI FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI A EM II

INVESTERINGSFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AK

STATE STREET IRELAND UNIT TRUST

NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

PIMCO RAE EMERGING MARKETS FUND LLC

COLUMBIA EM CORE EX-CHINA ETF

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

TIAA-CREF QUANT INTER SMALL-CAP EQUITY FUND

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND

EMERGING MARKETS ALPHA TILTS-ENHANCED FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND

EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B

GLOBAL ALPHA TILTS FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.

BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

FRANKLIN LIBERTYSHARES ICAV

FUNDO DE INVESTIMENTO MULTIMERCADO COLISEU

Page | 8

Cont. of the Minutes of the ASM of Embraer S.A. held on April 26, 2022

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

CLARITAS TOTAL RETURN MASTER FIM

VANGUARD EMERGING MARKETS STOCK INDEX FUND

MERCER EMERGING MARKETS SHARES FUND

PARAMETRIC TMEMC FUND, LP

CLARITAS ADVISORY ICATU PREVIDENCIA FIM

MACKENZIE EMERGING MARKETS SMALL CAP MASTER FUND (

SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND

MSCI ACWI EX-U.S. IMI INDEX FUND B2

INVESCO STRATEGIC EMERGING MARKETS ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

LVIP BLACKROCK GLOBAL ALLOCATION FUND

MERCER UCITS COMMON CONTRACTUAL FUND

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

GLOBAL ALL CAP ALPHA TILTS FUND

CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIME

CLARITAS PREVIDENCIA MASTER FIFE FUNDO DE INVESTIMENTO MULTI

CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIM

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

QIC LISTED EQUITIES FUND

INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

EMERGING MARKETS EX CHINA ALPHA TILTS - ENHANCED FUND

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

NEW YORK STATE COMMON RETIREMENT FUND

STATE OF NEW MEXICO STATE INV. COUNCIL

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

ITAU ACOES DIVIDENDOS FI

ITAU INDEX ACOES IBOVESPA - FUNDO DE INVESTIMENTO

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Cont. of the Minutes of the ASM of Embraer S.A. held on April 26, 2022

TAU PREVIDENCIA IBRX FIA

IT NOW PIBB IBRX-50 FUNDO DE INDICE

ITAU HEDGE MULTIMERCADO FI

ITAU GOVERNANCA CORPORATIVA ACOES - FUNDO DE INVESTIMENTO

ITAU INDEX ACOES IBRX - FUNDO DE INVESTIMENTO

IT NOW IGCT FUNDO DE INDICE

IT NOW IBOVESPA FUNDO DE ÍNDICE

ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO

CLUBE DE INVESTIMENTO DOS EMPREGADOS DA EMBRAER CIEMB

ALEXANDRE GONÇALVES SILVA

EMILLIO KAZUNOLI MATSUO

ALEXANDRE MAGALHÃES FILHO

LAERCIO PELLEGRINO FILHO

JOAQUIM RUBENS FONTES FILHO

Page | 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations